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SEC Mail Processing
MAR 01 2019
Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegis Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 Park Ave, Suite 101
(No. and Street)

Idaho Falls	ID	83402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian C Pierce 801-826-3907
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 North 400 West, Suite 400	Salt Lake City	UT	84103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian C Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegis Investment Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

Kathleen Hall
Notary Public
State Of Utah
My Commission Expires 03/05/2022
699297

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allegis Investment Services, LLC

Table of Contents

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
Allegis Investment Services, LLC
Idaho Falls, Idaho

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allegis Investment Services, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allegis Investment Services, LLC at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Allegis Investment Services, LLC's management. Our responsibility is to express an opinion on Allegis Investment Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Allegis Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in

the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Allegis Investment Services, LLC's financial statements. The supplemental information is the responsibility of the Allegis Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation and Reconciliation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC

WSRP, LLC

We have served as Allegis Investment Services, LLC's auditor since 2015.

Salt Lake City, Utah
February 27, 2019

Allegis Investment Services, LLC

Statement of Financial Condition
December 31, 2018

		2018
Assets		
Current Assets		
Cash and Cash Equivalents	$	65,806
Restricted Cash		198
Accounts Receivable		129,592
Prepaid Expenses		41,665
Total Current Assets		237,261
Fixed Assets, net of $3,079 of Accumulated Depreciation		1,164
Total Assets	$	238,425
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable Related Party	$	19,925
Accounts Payable		41,774
Accrued Commissions		99,877
Current Liabilities		161,576
Members' Equity		76,849
Total Liabilities and Members' Equity	$	238,425

*The accompanying notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Statement of Operations
For the year ended December 31, 2018

		2018
Revenues		
Revenue from the Sales of Variable Insurance Based Products	$	1,503,319
Revenue from the Sales of Investment Company Shares		526,581
Revenue from the Sales of Fixed Insurance Based Products		211,150
Reimbursed Expenses		126,380
Revenue from Investment Company 12B-1 Fees		54,378
Revenue from Real Estate Investment Trust		56
Total Revenue		2,421,864
Expenses		
Commissions Expense		1,730,103
Legal Expense and Settlements		926,793
Management and Allocated Corporate Overhead Expense		229,637
Regulatory and Compliance Support Expense		98,784
Liability Insurance Expense		72,473
Technology and Communications Expense		64,258
Professional Fees		36,704
Accounting Expense		15,750
Other		12,681
Depreciation Expense		848
Education and Training		632
Total Expenses		3,188,663
Net Loss	$	(766,799)

*The accompanying notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2018

		Members' Equity
Balance at December 31, 2017	$	141,648
Capital Contributions		702,000
Net Loss		(766,799)
Balance at December 31, 2018	$	76,849

***The accompanying notes are an integral part of these financial statements.**

Allegis Investment Services, LLC

Statement of Cash Flows
For the year ended December 31, 2018

		2018
Cash Flows from Operating Activities		
Net Loss	$	(766,799)
Adjustments to reconcile Net Income		
to net cash from operating activities:		
Depreciation Expense		848
Changes in Certain Operating Assets and Liabilities:		
Accounts Receivable		29,484
Accounts Payable Related Party		(16,261)
Accrued Commissions		(32,364)
Accounts Payable		39,718
Prepaid Expenses		5,133
Net Cash used by Operating Activities		(740,241)
Cash Flows from Financing Activities		
Capital Contributions		702,000
Net Cash from Financing Activities		702,000
Net change in Cash, Cash Equivalents, and Restricted Cash		(38,241)
Cash, Cash Equivalents, and Restricted Cash at beginning of year		104,245
Cash, Cash Equivalents, and Restricted Cash at end of year	$	66,004
Cash paid during the year for		
Interest Paid	$	-
Income Taxes	$	-

*The accompanying notes are an integral part of these financial statements.

Allegis Investment Services, LLC

Notes to Financial Statements
For the year December 31, 2018

Note 1 - Organization and Nature of Operations

Allegis Investment Services, LLC (the "Company") is a registered securities broker-dealer that is domiciled and registered in the state of Idaho as a Limited Liability Company as of May 30, 2013. The Company is registered to engage in the securities business as a broker-dealer in AK, AL, AR, AZ, CA, CO, CT, FL, GA, IA, ID, IL, IN, KS, KY, LA, MD, ME, MI, MN, MO, MS, MT, NC, ND, NM, NV, NY, OH, OK, OR, PA, SC, TX, UT, VA, WA, WI, and WY.

The Company was approved by Financial Industry Regulatory Authority (FINRA) to operate as a Subscription Firm Broker Dealer on February 28, 2014. The Company is also a member of the Securities Investor Protection Corporation (SIPC). As a Subscription Firm, the Company is limited and is engaged in transactions only with investment company shares and variable life and annuity based products and does not receive customer monies or securities.

Note 2 - Summary of Significant Accounting Policies

Going Concern Considerations – The Company's financial statements have been prepared and presented on a basis assuming we will continue as a going concern. During 2018, the Company incurred losses from net cash outflows in regards to arbitration settlements and legal expenses as disclosed in the statements of operations and cash flows, respectively. Management expects to incur losses as it continues to contest pending arbitration claims for the foreseeable future. To date, the Company has been funded by additional capital contributions in order to maintain the required net capital requirement under the SEC Uniform Net Capital Rule. The Company is required to maintain a ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. These factors raise substantial doubt about the Company's ability to continue as a going concern through at least twelve months from the report date.

Basis of Presentation - The Financial Statements are prepared in conformity with accounting principles generally accepting in the United States of America (U.S. GAAP) on the accrual basis. Significant accounting policies are summarized below.

Revenue Recognition – On January 1, 2018, the Company adopted the requirements of Accounting Standard Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". The Company's accounting policy has been updated to align with the new standard to recognize revenue when the following criteria are met: 1) Contract with the customer has been identified; 2) Performance obligations in the contract have been

identified; 3) Transactions price has been determined; 4) Transaction price has been allocated to the performance obligations; and 5) Revenue is recognized when (or as) performance obligations are satisfied. This accounting standard did not materially impact the Company's revenue recognition practices for the year ended December 31, 2018.

The Company recognizes revenue at the time it is earned, which is the trade date of a transaction of investment company shares, the date when a sponsoring company applies the premium received or deducts commission fees from variable annuity and life based products. The notifications of transactions are received either by electronic file downloads from DST Internet Dealer Commissions (DST-IDC) or paper sponsoring commission statements that are received.

Accounts Receivable - Accounts Receivable represent unpaid commissions that have been earned on completed transactions. Accounts Receivable also include fees that are due from Registered Representatives for FINRA fees, state registrations, Errors and Omissions fees, and technology fees that have not been received by the Company. Management evaluated the procedure of the recognition of Accounts Receivable and does not believe any provisions are necessary due to the short-term nature, as amounts are considered collectible in full.

Cash, Cash Equivalents and Restricted Cash - The Company considers all highly liquid investments that have a maturity of 3 months or less to be Cash and Cash Equivalents. Included in Restricted is the Flex Funding Account, which is not easily accessible by the Company. The funds in Restricted Cash are for the sole use of covering FINRA and state registration fees, fingerprint fees, and annual renewal fees. As of December 31, 2018 the balance for this account was $198. The Company had no Cash or Cash Equivalents amounts over the $250,000 Federal Deposit Insurance Corporation (FDIC) limit at December 31, 2018.

Fixed Assets - The fixed assets include computers and equipment and are carried at cost on the Statement of Financial Condition. The maintenance for the equipment will be expensed as it is incurred. Depreciation Expense will be calculated using the Straight-Line method. The estimated useful life of the equipment is 5 years.

Financial Instruments - Management estimates the carrying value of Current Assets and Current Liabilities approximate, fair value based on the short-term nature of these instruments.

Income Taxes – The Company is taxed as a Limited Liability Company for federal and state income tax purposes. The owners of the Company are responsible for the federal and state income tax liability. As the Company is not responsible for income taxes the financial statements do not include a provision or liability for federal income taxes. The Company follows the accounting for uncertainty in income taxes of the income taxes topic of the FASB codification. As of December 31, 2018, the Company has no material uncertain income tax positions.

Use of Estimates - The financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

Advertising Expense - The Company expenses advertising as it is incurred. The Company's total advertising expense was $32 for the year ended December 31, 2018.

New and Recent Accounting Pronouncements - In May 2014, the FASB issued Account Standards Update No. 2014-09, *"Revenue from Contracts with Customers"*, ("ASU 2014-09"), which was amended in March 2016 by FASB Accounting Standards Update 2016-08, *"Principal versus Agent Considerations"* ("ASU 2016-08"), in April 2016 by FASB Accounting standards Update 2016-10, *"Identifying Performance Obligations and Licensing"* (ASU 2016-10"), and in May 2016 by FASB Accounting standards Update 2016-12, *"Narrow-Scope Improvements and Practical Expedients"* ("ASU 2016-12"), and in December 2016 by FASB Accounting Standard Update 2016-20, *"Technical Corrections and Improvements to Topic 606"* ("ASU 2016-20"). ASU 2014-09, as amended, supersedes or replaces nearly all GAAP revenue recognition guidance. The new guidance establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time, will expand disclosures about revenue. In July 2015, the FASB issued Accounting Standards Update 2015-15, *"Deferral of Effective Date,"* which deferred the effective date of ASU 2014-09. ASU 2014-09, as amended by ASU 2014-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, and ASU 2016-20, is now effective for annual reporting periods beginning after December 15, 2017 and interim periods within those years, with early adoption permitted for annual reporting periods beginning after December 15, 2016 and interim periods within those years.

The Company adopted ASU 2014-09, as amended, effective January 1, 2018. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a mater impact on our financial position, results of operations, or cash flows from adopting this standard. The Company has implemented this update and there are no material impacts to the current or previous year financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases – Topic 842", that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting updated also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of the lease agreement.

The accounting update is effective for fiscal years beginning after December 15, 2018 (January 1, 2019 for the Company) under a modified retrospective approach and early adoption is permitted. The Company's implementation efforts include reviewing existing

lease and service contracts, which may include embedded leases. Upon adoption, our company expects does not expect this update to have material impact on its financial conditions.

Commitments and Contingent Liabilities - The Company has been named in arbitration proceedings before FINRA where the claimants asserted claims arising from investment advisory business activities through an affiliated entity. As of December 31, 2018, $39,919 of Accounts Payable and $926,637 of expenses are for arbitration settlements and legal expenses. As of December 31, 2018 the Company has an arbitration claim currently in the stay status. The amount of liability with respect to such matters cannot be determined in the opinion of management and the Company's counsel.

Note 3 - Related-Party Transactions

The Company has a Sharing Expense agreement with Allegis Insurance Agency Inc., d/b/a Allegis Advisor Group, which are affiliated Companies ("Affiliate"). The Company and Affiliate share common control ownership, and physical location. The Affiliate agrees to furnish and pay, either directly or through related person on behalf of the Company for office equipment, furnishings, and fixtures, wages, office supplies, including software and print/copy supplies, postage, utilities, telephone, internet, travel and entertainment expenses incurred in the conduct of business. The Company is responsible for all bills received in its name, including SIPC and FINRA assessments, licensing and registration fees charged by federal and state securities regulators with oversight over the Company, annual audit and accounting fees incurred for the Company, arbitration and court awards, attorney's fees incurred for the Company, fidelity bond insurance premiums and securities owed to the Company licensed individuals.

The Company's sharing agreement with Allegis Insurance Agency Inc. requires a reasonable allocation of shared wages expense, office space, and related expenses to be paid to the Affiliate. The current sharing agreement was executed on September 1, 2018 and will remain effective for 12 months. The Company has agreed to pay $1,027 for office space and other related expenses. The Affiliate calculates the allocation of shared wages expense based on work performed for the Company monthly.

The Company accrues monthly the shared expenses as a liability and pays the Affiliate the prior month's shared expenses monthly. The shared expense agreement will be reviewed by the Company and Affiliate every 12 months to evaluate the Company's allocation of expenses. As of December 31, 2018, $19,925 of Accounts Payable and $211,967 of Employee Compensation and Benefit expenses and $17,670 Occupancy and Equipment expenses account for Related Party transactions with the Affiliates.

Note 4 - Net Capital Requirement

Allegis Investment Services, LLC is a Subscription Firm Broker Dealer that engages in business activities with investment company shares, variable life or annuity based insurance based products, sale of 529 plans, and registered but not publicly traded real estate investment trust products, including oil and gas interests. The Company does not hold moneys or securities. Under Rule 15c3-1 the Company's net capital requirement is the greater of $5,000 or 6 2/3% of Aggregated Indebtedness at all times. Under the SEC Uniform Net Capital Rule, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2018, the Company's Net Capital is $33,822 with $23,050 of Net Capital in excess of the Company's required Net Capital of $5,000. The ratio of aggregate indebtedness to Net Capital is 4.78 to 1.

Note 5 - Concentrations

In the normal course of business, the Company may have concentration of Sales to Customers with Sponsoring Carriers. As of December 31, 2018, the Company had 4 sponsoring carriers that comprised 49% of Company sales.

Note 6 - Subsequent Events

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events,* the Company has evaluated all events and transactions from December 31, 2018 through February 27, 2019, the date the Financial Statements were available to be issued, and has determined that there were no material events that would require adjustment or disclosure herein.

Supplementary Information

Allegis Investment Services, LLC

Computation and Reconciliation of Net Capital
December 31, 2018

Total Members' Equity	$	76,849
Less Non-Allowable Assets:		
Office Equipment, Net of Accumulated Depreciation		(1,164)
Prepaid Expenses		(41,665)
Cash in "Flex Funding Account"		(198)
Net Capital		33,822
Aggregate Indebtedness		
Total Liabilities		161,576
Total Aggregate Indebtedness		161,576
Computation of Basic Net Capital Requirement		
6 2/3% of Aggregate Indebtedness		10,772
Minimum Net Capital Required		5,000
Greater of the Two Amounts		10,772
Capital in Excess of Required Minimum	$	23,050
Ratio of Aggregate Indebtedness to Net Capital		4.78

Reconciliation of Difference Between Net Capital and Net Capital per Focus Report dated December 31, 2018: A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part III and the computation herein.

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
Allegis Investment Services, LLC
Idaho Falls, Idaho

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allegis Investment Services, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Allegis Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) Allegis Investment Services, LLC stated that Allegis Investment Services, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Allegis Investment Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegis Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WSRP, LLC

WSRP, LLC

Salt Lake City, Utah
February 27, 2019

Allegis Investment Services, LLC Exemption Report

Allegis Investments Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i).*

(2) The Company met the exemption provision 17 C.F.R. § 240.15c3-3 *(k)(2)(i)* throughout the fiscal year ending December 31, 2018 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions through the year ended December 31, 2018.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Allegis Investments Services, LLC

I, Brian C Pierce, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: FINOP
Date: 2/27/2019

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

INDEPENDENT ACCOUNTANT'S REPORT

To the Managing Members of
Allegis Investment Services, LLC
Idaho Falls, Idaho

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Allegis Investment Services, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and the SIPC in assessing the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We found no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018.

   We found no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We found no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

www.WSRP.com
SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303
info@wsrp.com

We found no differences as a result of the procedures.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

WSRP, LLC

WSRP, LLC

Salt Lake City, Utah
February 27, 2019

wsrp

Allegis Investment Services, LLC

SEC Annual Audited Report Form X-17A-5 Part III,
Facing Page and Oath or Affirmation
and
Report of Independent Registered Public Accounting Firm
and
Financial Statements
with
Supplementary Information
for the year ended December 31, 2018